Eloqua, Inc.

1921 Gallows Road, Suite 200

Vienna, VA 22182

VIA EDGAR AND FACSIMILE

November 15, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eloqua, Inc.
Withdrawal of Registration Statement on Form S-1 (File No. 333-184711)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Eloqua, Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-184711), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on November 1, 2012.

The Registrant requests that the Commission consent to the withdrawal of the Registration Statement on the grounds that the Registrant has determined not to pursue the public offering to which the Registration Statement relates at this time due to market conditions. All of the shares to be sold in the offering consisted of shares held by certain of the Registrant’s existing stockholders and shares that would have been acquired upon the exercise of options in connection with the offering. The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement. As such, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Registrant proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Eloqua, Inc., 1921 Gallows Road, Suite 200, Vienna, Virginia 22182, facsimile number 703-584-2751, with a copy to the Registrant’s counsel, Goodwin Procter LLP, Exchange Place, Boston, Massachusetts 02109, facsimile number (617) 523-1231, attention Christopher J. Austin.

If you have any questions with respect to this matter, please contact Christopher J. Austin of Goodwin Procter LLP at (617) 570-1568.

Sincerely, ELOQUA, INC.

/s/ Joseph P. Payne
Joseph P. Payne Chief Executive Officer